Exhibit 99.3

Opinion of TD Securities (USA) LLC

May 20, 2025

The Board of Directors
SatixFy Communications Ltd.
12 Hamada Street, Rehovot 7670314
Israel

The Board of Directors:

In your capacity as the Board of Directors (the “Board of Directors”) of SatixFy Communications Ltd. (“SatixFy”), you have requested our opinion (the “Opinion”), as investment bankers, as to the fairness, from a financial point of view, to holders of the ordinary shares, no par value per share, of SatixFy (“SatixFy Ordinary Shares”), other than as specified below, of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger, dated as of April 1, 2025, and as amended as of May 20, 2025 (the “Merger Agreement”), among SatixFy, MDA Space Ltd. (“MDA Space”), MANTISRAEL OPERATIONS 1 Ltd., an indirect wholly owned subsidiary of MDA Space (“Merger Sub 1”), and MANTISRAEL OPERATIONS 2 Ltd., an indirect wholly owned subsidiary of MDA Space (“Merger Sub 2” and, together with Merger Sub 1, the “Merger Subs”).  As more fully described in the Merger Agreement, and subject to the terms and conditions set forth therein, (i) Merger Sub 2 will be merged with and into SatixFy, with SatixFy surviving such merger as a direct wholly owned subsidiary of Merger Sub 1 (the “First Merger” and, such surviving corporation, the “Interim Surviving Entity”), pursuant to which each outstanding SatixFy Ordinary Share will be converted into the right to receive US$3.00 per share in cash (the “Merger Consideration”), and (ii) immediately following the First Merger, as part of a single integrated plan, Merger Sub 1 will be merged with and into SatixFy (as the Interim Surviving Entity), with SatixFy surviving such merger as an indirect wholly owned subsidiary of MDA Space (the “Second Merger” and, together with the First Merger, the “Merger”).  The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

TD Securities (USA) LLC (“we” or “TD Cowen”) and its affiliates provide investment and commercial banking, lending, asset management and other financial and non-financial services to a wide range of corporations and individuals and, as part of our investment banking business, are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.  In the ordinary course of business, TD Cowen and/or its affiliates or employees hold or at any time may hold long or short positions, and trade or may trade or otherwise effect transactions, in debt, equity, equity-linked and/or other securities or loans of SatixFy, MDA Space and/or their respective affiliates for the accounts of TD Cowen and/or its affiliates or employees and for the accounts of customers.  We and our affiliates also conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to our clients on investment matters, including matters with respect to the Merger or SatixFy, MDA Space and/or their respective affiliates.

We are acting as financial advisor to SatixFy in connection with the First Merger and will receive a fee from SatixFy for our services, of which a portion was payable upon delivery of our Opinion in connection with the initial announcement of the proposed Merger and a significant portion is contingent upon consummation of the First Merger.  We also will receive a fee in connection with this Opinion.  In addition, SatixFy has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement.  As the Board of Directors is aware, although TD Cowen currently is not providing, and during the two years preceding the date of this Opinion has not provided, financial advisory and/or other investment banking services to SatixFy unrelated to the Merger or to MDA Space, TD Cowen in the future may provide services to SatixFy, MDA Space and/or their respective affiliates and may receive compensation for such services.

In connection with our Opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	the Merger Agreement;

•	certain publicly available financial and other information for SatixFy and certain other relevant financial and operating data furnished to TD Cowen by the management of SatixFy;

•	certain internal financial forecasts, estimates and other information concerning SatixFy provided by the management of SatixFy;

•
discussions we have had with certain members of the management of SatixFy concerning the historical and current business operations, financial condition and prospects of SatixFy and such other matters that we deemed relevant;

•	certain operating results of, and financial and stock market information for, SatixFy and certain other publicly traded companies that we deemed relevant;

•	certain financial terms of the First Merger as compared to the financial terms, to the extent publicly available, of certain business combinations that we deemed relevant; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this Opinion.

In conducting our review and arriving at our Opinion, we have, at your direction, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by SatixFy or that is publicly available or was otherwise reviewed by us.  We have not undertaken any responsibility for the accuracy, completeness or reasonableness, or independent verification, of any such information.  We have relied upon the representations of SatixFy that all information provided to us by SatixFy is accurate and complete in all material respects and we expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our Opinion of which we become aware after the date hereof.

We have been advised, and have assumed, that the financial forecasts, estimates and other information concerning SatixFy that we have been directed to utilize for purposes of our analyses and Opinion were reasonably prepared by the management of SatixFy on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of SatixFy and the other matters covered thereby, and that such financial forecasts, estimates and other information provide a reasonable basis for our analyses and Opinion.  We have relied on the assessments of the management of SatixFy as to, among other things, (i) SatixFy’s development and manufacturing of chips and digital satellite communications systems, its technology and other intellectual property and proprietary rights, including the viability of and risks associated with such technology and other intellectual property, and the trends and developments in the digital satellite communications industry impacting SatixFy and its business and operations, and (ii) the liquidity needs of, and capital resources available to, SatixFy and contemplated financings expected to be undertaken by SatixFy to obtain the capital resources necessary for its business and operations, including the aggregate amount and timing of such financings.  We have assumed that there will be no developments with respect to any such matters that would have an adverse effect on SatixFy or the Merger or that otherwise would be meaningful in any respect to our analyses or Opinion.  We express no opinion as to the financial forecasts, estimates and other information utilized in our analyses or the assumptions on which they are based.

In addition, we have assumed that there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of SatixFy since the dates of the last financial statements made available to us.  We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of SatixFy or any other entity, nor have we been furnished with such materials.  We have not conducted nor have we assumed any obligation to conduct any physical inspection of the properties or facilities of SatixFy or any other entity.  We also have not evaluated the solvency or fair value of SatixFy or any other entity under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters.  In addition, we have not undertaken an independent evaluation of any actual or potential litigation, settlements, governmental or regulatory proceedings or investigations, possible unasserted claims or other contingent liabilities to which SatixFy or any other entity may be a party or subject.  Our Opinion does not address any legal, tax, accounting or regulatory matters related to the Merger Agreement or the Merger, as to which we have assumed that SatixFy and the Board of Directors have received such advice from legal, tax, accounting and regulatory advisors as each has determined appropriate.

Our Opinion addresses only the fairness of the Merger Consideration (to the extent expressly specified herein) from a financial point of view and as of the date hereof, without regard to individual circumstances of specific holders of SatixFy Ordinary Shares (whether by virtue of control, voting or consent, liquidity, contractual arrangements, vesting of shares or otherwise) that may distinguish such holders or the securities of SatixFy held by such holders, and our Opinion does not in any way address proportionate allocation or relative fairness among such holders, holders of any other securities of SatixFy or otherwise.  We express no view as to any other aspect or implication of the Merger, including, without limitation, any voting and support agreement, vesting of price adjustment shares or other securities of SatixFy or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise.  Our Opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof.  It should be understood that although subsequent developments may affect our Opinion, we do not have any obligation to update, revise or reaffirm our Opinion and we expressly disclaim any responsibility to do so.  As the Board of Directors is aware, the credit, financial and stock markets, and the industry in which SatixFy operates and SatixFy’s business and securities, have experienced and may continue to experience volatility and disruptions, and we express no view as to any potential effects of such volatility or disruptions on SatixFy or the Merger.

We have not considered any potential legislative or regulatory changes currently being considered or recently enacted by the United States or any foreign government, or any domestic or foreign regulatory body, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the Securities and Exchange Commission, the Financial Accounting Standards Board, or any similar foreign regulatory body or board.

For purposes of rendering our Opinion, we have assumed in all respects relevant to our analyses that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof.  We further have assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that in the course of obtaining any such consents or approvals no restrictions will be imposed or waivers made that would have an adverse effect on SatixFy or the Merger.  In addition, we have assumed that the Merger will be consummated in a manner that complies with the provisions of applicable securities laws and all other applicable state, federal or foreign statutes, rules and regulations.

It is understood that our Opinion is intended for the benefit and use of the Board of Directors (in its capacity as such) in its evaluation of the Merger Consideration.  Our Opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.  However, our Opinion may be reproduced in full in any proxy statement relating to the Merger that is required to be mailed to securityholders of SatixFy.  Our Opinion does not constitute a recommendation to the Board of Directors on whether or not to approve the Merger or to any securityholder or any other person as to how to vote or act with respect to the Merger or otherwise.  We are not expressing any opinion as to the actual value, price or trading range of SatixFy Ordinary Shares or any other securities of SatixFy following announcement or consummation of the Merger.  We have not been requested to opine as to, and our Opinion does not in any manner address, SatixFy’s underlying business decision to effect the Merger or the relative merits of the Merger as compared to other business strategies or transactions that might be available to SatixFy.  In addition, we have not been requested to opine as to, and our Opinion does not in any manner address, (i) the fairness of the amount or nature of the compensation to the officers, directors or employees, or class of such persons, of any parties to the Merger relative to the Merger Consideration or otherwise, (ii) the fairness of the Merger Consideration (other than as expressly set forth herein) or the Merger to the holders of any class of securities, creditors or other constituencies of SatixFy or (iii) whether MDA Space or Merger Subs have sufficient cash, available lines of credit or other sources of funds for the payment of the Merger Consideration at the closing of the Merger.

The issuance of this Opinion was reviewed and approved by TD Cowen’s Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of SatixFy Ordinary Shares (other than, as applicable, MDA Space, Merger Subs, and their respective affiliates) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

TD SECURITIES (USA) LLC